

August 6, 2014

Via E-mail
Stephen M. King
Chief Executive Officer
Dave & Buster's Entertainment, Inc.
2481 Mañana Drive
Dallas, TX 75220

> **Re: Dave & Buster's Entertainment, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted July 24, 2014**
> **CIK No. 0001525769**

Dear Mr. King:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

Our Company's Core Strengths, page 3

1. We note your response to our prior comment 11 and reissue in part. Please revise to explain what the "WOW" store design entails using concrete examples.

2. You state that you "plan to remodel three stores during fiscal 2014 and by the end of fiscal 2014, approximately 65% of [y]our stores will either be new or remodeled." Please revise to clarify what portion of this includes "WOW" store redesigns and what portion involves "Sports initiatives."

Store Model Generates Industry-Leading Store Economics and Strong Returns, page 4

3. We note your response to our prior comment 15. The term "Industry-Leading Store Economics" may suggest that your "Store Economics" are ranked number 1 in the industry. In light of this please revise to specifically state here what you mean by "Industry-Leading" and what metric or metrics you refer to as "Store Economics." In this regard we note that the data you provided in response to our prior comment 10 appeared to be only a selection of certain companies within the restaurant industry and your average revenues per store was not the highest within that group of companies you selected. In your response letter to us please also provide us objective support for your revised disclosure. In addition please tell us how you selected any companies against which you are comparing yourself in this matter.

Business, page 70

Our Company's Core Strengths, page 72

History of Margin Improvement, page 73

4. We note your response to our prior comment 12. Please also revise your disclosure to briefly discuss examples of identifying operational efficiencies and implementing cost saving initiatives. In doing so please state when each initiative was implemented.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Kristin Shifflett at (202) 551-3381 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Via E-mail
        Corey R. Chivers, Esq.